FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

SEC
Mail Processing
Section

JUN 23 2008

Washington, DC
101

08003431

June 12, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 12, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JUN 27 2008
THOMSON REUTERS

for D. MacAulay
BARBARA O'NEILL

dw 6/26

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 08-11 **JUNE 12, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces First Closing of Private Placement

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce today that it has completed the first tranche of its previously announced non-brokered private placement. The first tranche raised $300,000 through the issuance of 1,500,000 units ("Common Units") at a price of $0.10 per Common Unit and 1,153,845 flow through shares ("FT Share") at a price of $0.13 per FT Share.

Each Common Unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 per common share until June 12, 2010.

A 7.5% cash finder's fee ($1,125) and a total of 7,500 Broker Warrants exercisable into one common share at a price of $0.13 per share until June 12, 2010 have been issued to registered dealers (equal to 6.5% of the aggregate number of shares purchased by subscribers identified by registered dealers).

Directors and Officers of Manson Creek subscribed for a total of 50,000 Common Units and 884,999 FT Shares. The Units and Shares were offered by way of prospectus and registration exemptions in the provinces of British Columbia and Alberta and all securities issued are subject to a hold period until October 13, 2008.

Manson Creek's key projects for 2008 include the current diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-11 **JUNE 12, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces First Closing of Private Placement

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce today that it has completed the first tranche of its previously announced non-brokered private placement. The first tranche raised $300,000 through the issuance of 1,500,000 units ("Common Units") at a price of $0.10 per Common Unit and 1,153,845 flow through shares ("FT Share") at a price of $0.13 per FT Share.

Each Common Unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 per common share until June 12, 2010.

A 7.5% cash finder's fee ($1,125) and a total of 7,500 Broker Warrants exercisable into one common share at a price of $0.13 per share until June 12, 2010 have been issued to registered dealers (equal to 6.5% of the aggregate number of shares purchased by subscribers identified by registered dealers).

Directors and Officers of Manson Creek subscribed for a total of 50,000 Common Units and 884,999 FT Shares. The Units and Shares were offered by way of prospectus and registration exemptions in the provinces of British Columbia and Alberta and all securities issued are subject to a hold period until October 13, 2008.

Manson Creek's key projects for 2008 include the current diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-11 **JUNE 12, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces First Closing of Private Placement

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce today that it has completed the first tranche of its previously announced non-brokered private placement. The first tranche raised $300,000 through the issuance of 1,500,000 units ("Common Units") at a price of $0.10 per Common Unit and 1,153,845 flow through shares ("FT Share") at a price of $0.13 per FT Share.

Each Common Unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 per common share until June 12, 2010.

A 7.5% cash finder's fee ($1,125) and a total of 7,500 Broker Warrants exercisable into one common share at a price of $0.13 per share until June 12, 2010 have been issued to registered dealers (equal to 6.5% of the aggregate number of shares purchased by subscribers identified by registered dealers).

Directors and Officers of Manson Creek subscribed for a total of 50,000 Common Units and 884,999 FT Shares. The Units and Shares were offered by way of prospectus and registration exemptions in the provinces of British Columbia and Alberta and all securities issued are subject to a hold period until October 13, 2008.

Manson Creek's key projects for 2008 include the current diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

June 11, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 11, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-10

JUNE 11, 2008

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Molygarchy Molybdenum Project Exploration Underway

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the mobilization of geophysical and sampling crews to the Molygarchy molybdenum project, located 40 kilometers northeast of Whitehorse, Yukon.

The current phase of work on the Molygarchy project is intended to evaluate the size potential of the recently discovered occurrence and outline areas of interest to be trenched and/or drilled. The open ended trend of molybdenum with lesser copper and silver mineralization is associated with a hematite altered granodiorite. This mineralized trend will be the examined in detail with magnetic and Induced Polarization (IP) geophysical surveys. Detailed geological mapping, prospecting and geochemical surveys will follow up on the outlined prospective zones.

Meridian Gold – Silver Project Update

The diamond drill program is well underway with the first three drill holes completed. The drill program is targeting zones proximal to the historic workings of the Eva Mine, located 45 kilometers southeast of Revelstoke, British Columbia. Structures and associated quartz veins mined historically have been intersected during the current program. Samples from the first hole are currently at the laboratory. The Company believes that the potential for significant mineralization is high in zones along strike and below the limited historic mine workings. Drilling will continue until the end of the month.

Molygarchy Background

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive.

Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-10 **JUNE 11, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Molygarchy Molybdenum Project Exploration Underway

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the mobilization of geophysical and sampling crews to the Molygarchy molybdenum project, located 40 kilometers northeast of Whitehorse, Yukon.

The current phase of work on the Molygarchy project is intended to evaluate the size potential of the recently discovered occurrence and outline areas of interest to be trenched and/or drilled. The open ended trend of molybdenum with lesser copper and silver mineralization is associated with a hematite altered granodiorite. This mineralized trend will be the examined in detail with magnetic and Induced Polarization (IP) geophysical surveys. Detailed geological mapping, prospecting and geochemical surveys will follow up on the outlined prospective zones.

Meridian Gold – Silver Project Update
The diamond drill program is well underway with the first three drill holes completed. The drill program is targeting zones proximal to the historic workings of the Eva Mine, located 45 kilometers southeast of Revelstoke, British Columbia. Structures and associated quartz veins mined historically have been intersected during the current program. Samples from the first hole are currently at the laboratory. The Company believes that the potential for significant mineralization is high in zones along strike and below the limited historic mine workings. Drilling will continue until the end of the month.

Molygarchy Background
The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive.

Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-10 **JUNE 11, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Molygarchy Molybdenum Project Exploration Underway

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the mobilization of geophysical and sampling crews to the Molygarchy molybdenum project, located 40 kilometers northeast of Whitehorse, Yukon.

The current phase of work on the Molygarchy project is intended to evaluate the size potential of the recently discovered occurrence and outline areas of interest to be trenched and/or drilled. The open ended trend of molybdenum with lesser copper and silver mineralization is associated with a hematite altered granodiorite. This mineralized trend will be the examined in detail with magnetic and Induced Polarization (IP) geophysical surveys. Detailed geological mapping, prospecting and geochemical surveys will follow up on the outlined prospective zones.

Meridian Gold – Silver Project Update

The diamond drill program is well underway with the first three drill holes completed. The drill program is targeting zones proximal to the historic workings of the Eva Mine, located 45 kilometers southeast of Revelstoke, British Columbia. Structures and associated quartz veins mined historically have been intersected during the current program. Samples from the first hole are currently at the laboratory. The Company believes that the potential for significant mineralization is high in zones along strike and below the limited historic mine workings. Drilling will continue until the end of the month.

Molygarchy Background

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive.

Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

END